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Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN,
PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of issuer of deposited securities as specified in its charter)

SAP Corporation Systems, Applications and Products in Data Processing
(Translation of issuer's name into English)

FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250 9100

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073
Attention: Brad Brubaker
1-610-661-1000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deutsche Bank Trust Company Americas
Attention: ADR Department
60 Wall Street,
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per ADS	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-fourth (1/4) of one Ordinary Share, without nominal value, of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung	150,000,000 ADSs	$0.05	$7,500,000	$950.25

(1)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        This Registration Statement on Form F-6 is being filed to name Deutsche Bank Trust Company Americas as successor depositary.

        This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

        The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, and incorporated herein by reference.

PART I
INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

        Cross Reference

Item Number and Caption				Location in Form of Receipt Filed Herewith as Prospectus
1.	Name and address of depositary			Introductory Article
2.	Title of American Depositary Receipts and identity of deposited securities			Face of American Depositary Receipt, top center
Terms of Deposit:
	(i	)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner
	(ii	)	The procedure for voting the deposited securities	Articles 15, 16 and 18
	(iii	)	The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18
	(iv	)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18
	(v	)	The sale or exercise of rights	Articles 13, 14, 15 and 18
	(vi	)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18
	(vii	)	Amendment, extension or termination of the deposit arrangement	Articles 20 and 21
	(viii	)	Rights of holders of the American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of American Depositary Receipts	Article 11
	(ix	)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22
	(x	)	Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21
3.	Fees and Charges			Articles 7 and 8
Item—2. AVAILABLE INFORMATION

Statement that SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission				Article 11

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

  (a)
  Form of Amended and Restated Deposit Agreement among SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung as Issuer, Deutsche Bank Trust Company Americas as successor Depositary, and each Owner and Holder from time to time of American Depositary Receipts issued thereunder. Filed herewith as Exhibit (a)

  (b)
  Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. None.

  (c)
  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

  (d)
  Opinion of counsel to the Depositary as to the legality of the securities being registered. Filed herewith as Exhibit (d).

  (e)
  Certification under Rule 466. Not applicable.

  Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

  (a)
  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

  (b)
  If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on the 24th day of November, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares each representing one-fourth (1/4) of one Ordinary Share, without nominal value, of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung.
Deutsche Bank Trust Company Americas, as Depositary
By:	/s/ MIKE R. HUGHES
	Name:	Mike R. Hughes
	Title:	Director
By:	/s/ JEFF MARGOLICK
	Name:	Jeff Margolick
	Title:	Vice President

        Pursuant to the requirements of the Securities Act of 1933, SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Walldorf, Germany on November 24, 2004.

SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung
By:	/s/ PROF. DR. HENNING KAGERMANN	By:	/s/ DR. WERNER BRANDT
Name: Prof. Dr. Henning Kagermann		Name: Dr. Werner Brandt
Title: Chairman of the Executive Board and CEO		Title: Member of the Executive Board and CFO

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on November 24, 2004.

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Prof. Dr. Henning Kagermann, Dr. Werner Brandt and Michael Junge, and each of them (with full power in each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all subsequent registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and any or all amendments (including post-effective amendments) to this Registration Statement or any such subsequent registration statement, and to file such subsequent registration statements and such amendments, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

/s/ DR. PETER ZENCKE	/s/ DR. WERNER BRANDT
Name: Dr. Peter Zencke	Name: Dr. Werner Brandt
Title: Member of the Executive Board	Title: Member of the Executive Board and CFO (Principal Accounting Officer and Financial Officer)
/s/ PROF. DR. CLAUS HEINRICH	/s/ PROF. DR. HENNING KAGERMANN
Name: Prof. Dr. Claus Heinrich	Name: Prof. Dr. Henning Kagermann
Title: Member of the Executive Board	Title: Chairman of the Executive Board and CEO (Principal Executive Officer)
/s/ BRAD BRUBAKER
Name: Brad Brubaker
Title: Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Amended and Restated Deposit Agreement among the Issuer, the Depositary and each Owner and Holder from time to time of American Depositary Receipts issued thereunder.
(d)	Opinion of counsel to the Depositary as to the legality of the securities to be registered.

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EXPLANATORY NOTE
PART I INFORMATION REQUIRED IN PROSPECTUS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS